[Hub International Limited letterhead]
October 13, 2005
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Hub International Limited (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 1-31310
Dear Mr. Rosenberg:
          We hereby acknowledge receipt of the comment letter dated September 14, 2005 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “10-K”).
          We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses. Terms used but not defined herein have the meanings set forth in the 10-K.

RESPONSES TO STAFF COMMENTS
Management’s Discussion and Analysis
Contractual Obligations, page 36
1.	We note that you have omitted $35 million of subordinated convertible debentures and interest on long-term debt from your table of contractual obligations. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items is inconsistent with the objective of Item 303(a)(5) of Regulation S-K. Due to the significance of estimated payments associated with these items, we believe that this information is necessary for investors’ evaluation of your liquidity and capital resources. Please provide us with your analysis supporting your conclusion to exclude this information from the table.

Response: The Company acknowledges the Staff’s comment and will include the $35 million of subordinated convertible debentures and interest on long-term debt in its table of contractual obligations in future filings, beginning with its Form 10-Q for the quarter ended September 30, 2005 to be filed in November 2005. The subordinated convertible debentures were not included on the contractual obligations table because the Company determined it was more likely than not that the debentures would be settled for the Company’s shares instead of for cash as the share price was higher than the C $17.00 conversion price at December 31, 2004, and is higher today.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 51
2.	We note your disclosure that commission income, including commissions subject to installment billing, and policy service fees are recognized at the policy effective date. Please tell us how you are compensated for subsequent premium billing and collection services and the factors supporting your conclusion that the commission earnings process is complete at the policy effective date. Provide references to the applicable technical literature upon which you based your accounting under US GAAP.

Response: Insurance brokerages recognize revenue from regular commissions on the revenue recognition date in accordance with criteria under SAB 101, Revenue Recognition in Financial Statements and SAB 104, Revenue Recognition. This is the date when all of the following criteria are met:
•	Protection is bound under the contract of an insurance policy (that is, coverage is effective).

•	The premium due under the policy is known or can be reasonably estimated.

•	Substantially all services related to placing the insurance have been rendered. That date generally is the date on which the premium is billable to the client.

•	No significant obligation exists to perform services after the insurance has become effective.
No specific accounting pronouncements currently address revenue recognition for insurance brokerages, other than SAB 101-FAQ question 18 and SAB 104 section 4(a) Question 2 relating to an appropriate allowance for estimated policy cancellations, with which we fully comply. Financial Accounting Standards Board (FASB) Statement of Financial Accounting Concepts No.5, Recognition and Measurement in Financial Statements of Business Enterprises, paragraph 84, provides only the following general guidance: “In recognizing revenues... the two conditions (being realized or realizable and being earned) are usually met by the time... services are rendered to customers.” The Company as an insurance brokerage provides services (providing insurance coverage) and recognizes revenue based on the fact that performance of those services are substantially complete on the effective date (revenue recognition date).

As an insurance brokerage, the Company recognizes commission income on the policy effective date in accordance with SAB 101 and SAB 104 at which time the earnings process is complete and our services have been performed. The key services for which we earn commissions include meeting with the client to explain coverages, meeting with the insurance company underwriters to place insurance on behalf of the client and reviewing policies issued by the insurance company for accuracy and completeness. At the effective date, the Company becomes entitled to the commission because the insurance coverage has been placed with the underwriter and the premium is owed by the client. On the effective date the Company’s work has been substantially completed and the related costs to produce, market and place the coverage have been incurred. As such, the amount of the commission related to the services provided has been determined and the premium is receivable as of that date. There is no further compensation to the Company for subsequent billing and collection services as these services are inconsequential and perfunctory and the cost of these services is not material.

3.	We note that contingent commissions and volume overrides are recorded either when they are received or can be reasonably estimated. Please tell us the specific terms of these arrangements, your related revenue recognition policies, particularly how you determine when the related earnings processes are complete. Provide references to the applicable technical literature upon which you based your accounting under US GAAP. Also, quantify in a MD&A disclosure-type format the extent to which contingent commissions and volume overrides are shared with your insurance brokerage network and contribute to your net earnings before income taxes.

Response: Contingent commissions are additional compensation paid to insurance brokerages by an insurance company (underwriter) based on the profit an underwriter earns on the book of business the insurance brokerage places with the underwriter. Volume overrides are additional compensation paid to insurance brokerages by an underwriter based on the volume of business that an insurance brokerage places with an underwriter. The vast preponderance of the Company’s contingent commission and volume override arrangements are negotiated at regional or local levels, with varying terms.

The Company records contingent commissions and volume overrides in accordance with SAB 101 and SAB 104 when the amount is fixed or determinable which is the earlier of the period in which amounts can be reasonably estimated or the period in which the amounts are received. Amounts related to contingent commissions and volume overrides can be reasonably estimated when information pertaining to the calculation, such as premium volumes, loss ratios and expenses, and retention can be obtained from the insurance companies.

FASB Statement No.5, (“FAS 5”) Accounting for Contingencies, defines a contingency as an existing condition, situation, or set of circumstances involving uncertainty about possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur. Although FAS 5 primarily discusses the circumstances involving uncertainty about the recording of possible losses, paragraph 17 concludes the following:
•	Contingencies that might result in gains usually are not reflected in the accounts since to do so might be to recognize revenue prior to its realization.

•	Adequate disclosure shall be made of contingencies that might result in gains, but care shall be exercised to avoid misleading implications as to the likelihood of realization.
The Company cannot reasonably determine contingent commissions until the earlier of receipt of cash or notification from the underwriter which usually occurs subsequent to year end as in most instances the underwriters need time to make separate calculations for the entire year for business placed by each of the insurance brokerages offices with each of the underwriters’ local offices.

Contingent commissions represent approximately 6% of our revenue for the year ended December 31, 2004. The Company does not consider contingent commissions a profit center and does not track the amount that they contribute to net earnings and therefore the Company cannot reasonably determine their contribution. However, there are few costs associated with these items of income.

Contingent commissions and volume overrides are not shared in any direct way with Company personnel. Senior management of each region may be entitled to annual bonuses based on performance factors that include net earnings. To the extent that income of this nature contributes to a region’s net earning, the bonus amount is affected. For employees compensated on a commission basis, contingent commissions and volume overrides are not taken into account.

4.	It appears that you perform significant premium billing and collection, evidenced by client premiums receivable of $128.3 million at December 31, 2004. Please provide us in a disclosure-type format your accounting policy for client premiums receivable. Discuss and quantify in a MD&A disclosure-type format the financial impact of these billing and collection services on your operations, including service fee income, interest income on funds held, costs associated with uncollectible amounts, net earnings before income taxes and cash flow from operating activities. Also, describe to us in a disclosure-type format your accounting policy for trust cash to specify the nature and amount of “other deductions” and the magnitude of restrictions as to use.

Response: As described in Response 2, the Company recognizes commission income on the policy effective date at which time the earnings process is complete and our service has been performed. The Company usually bills its clients for insurance premiums on behalf of the insurance carrier and the clients pay the Company. Thus, at the revenue recognition date for a given policy, the Company records a receivable and a payable in its accounting records. The receivable due from the client represents the premium that the Company will later pay to the underwriter plus the commission or fee for the services provided by the Company. The payable to the underwriter is due either on or after the effective date of the insurance policy or on or after collection by the Company. The Company sometimes may advance premiums to underwriters on behalf of its clients or may advance claim payments or return premiums to clients on behalf of underwriters. The advances may be made because of the payment terms to the underwriter or because the Company wishes to avoid cancellation of its clients’ coverages.

The Company has favorable cash flows because it collects cash from clients before it pays underwriters. Until remitted to underwriters, these funds are held by the Company in a fiduciary capacity for the underwriters. The Company generally invests such funds (referred to as trust cash) in short — term cash equivalents and retains the resulting investment income. Certain states and provinces have varying restrictions on the investment of trust cash, which may include limiting the nature of acceptable investments. The Company also earns investment income on its own funds.

On the Company’s balance sheet, “accounts and other receivables” includes the total amount of premiums, including commissions and fees, due from clients, and “accounts payable and accrued liabilities” includes the amounts payable to underwriters including the total amount of collected and uncollected premiums to be remitted to underwriters. The amounts of premiums included in both accounts receivable from the clients and accounts payable to underwriters are disclosed in the notes to the financial statements. Trust cash is included as a separate line item on the balance sheet, and the related restrictions on the use of such funds are disclosed in the notes to the financial statements. Trust cash includes premiums collected (less commissions and other deductions), but not yet remitted to insurance companies. Other deductions include advance payments to underwriters as well as advance claim payments and return premiums to clients.
Note 13. Earnings per Share, page 67
5.	It appears that you omit contingently issuable shares under the Talbot earn out from your earnings per share calculation. Please explain to us whether there are any differences between Canadian GAAP and US GAAP in accounting for contingently issuable shares. Please refer us to the technical guidance upon which you based your decision to omit these shares from your US GAAP earnings per share calculation.

Response: The Company did not omit contingently issuable shares under the Talbot earn out in the calculation of its diluted EPS. The Company does not believe that there are any differences between Canadian GAAP and US GAAP in this area. As described in our public filings, the Company accounts for the contingent consideration on the Talbot earn out under the fair value method of non-cash stock based compensation in accordance with FAS 123, Accounting for Stock-Based Compensation, even though the Company has the choice to pay each earn out payment in its common shares or in cash (as it was management’s intention at the time of the transaction to pay the earn out in common shares.) In addition, the Company follows the principles of the treasury stock method in applying FAS 128, Earnings per Share, including the guidance on contingent shares (or contingently adjustable shares) in paragraphs 23 and 32-33, such that additional shares included in the denominator of the diluted EPS calculation represent the difference between the total number of shares expected to be issued (i.e., the total estimated value of the contingent payment divided by the Company’s share price at the end of the reporting period) and the estimated number of shares deemed to have been repurchased on the assumption that the estimated unamortized compensation expense is to repurchase shares at their average price for the period. Appendix C, Illustration 8 of FAS 128 describes the application of the treasury stock method for stock appreciation rights and other variable stock option awards plans. The Company follows the computational guidance set out in this example. Accordingly, the Company includes these shares in its calculation of diluted EPS.

The Company does not include these contingent shares in its calculation of basic EPS as follows: Per FAS 128 paragraph 10, shares issuable for little or no cash consideration, upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied (in essence, when issuance of the shares is no longer contingent). Per FAS 128 paragraph 91, the Board concluded (a) consistent with the objective that basic EPS should represent a measure of the performance of an entity over a specific reporting period, contingently issuable shares should be included in basic EPS only when there is no circumstance under which those shares would not be issued and (b) basic EPS should not be restated for changed circumstances. Since the decision to pay the Talbot earn out in either common shares or cash is not made until just before the payment date, the shares are not included in basic EPS. This is consistent with both US and Canadian GAAP. It should be noted that the initial earn out payment on September 1, 2005 was paid in cash.
Closing Comments
     In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Response: The Company acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*****
          We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to Christopher Cummings at Shearman & Sterling LLP our counsel at 416-360-2967.

Sincerely,

/S/ Peter L. Scavetta

Peter L. Scavetta
Vice President, Finance

Attachment
cc:	Christopher J. Cummings
Shearman & Sterling LLP